

August 6, 2015

Edward K. Herdiech
Chief Financial Officer
LogMeIn, Inc.
320 Summer Street, Suite 100
Boston, MA 02210

> **Re:** **LogMeIn, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-34391**

Dear Mr. Herdiech:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 55

1.   We note that your multiple-element arrangements do not always include development services. We also note that multiple-element arrangements with delivered items that do not have value to the customer on stand-alone basis are accounted for as single unit of accounting and related considerations are recognized ratably over the estimated customer life. Clarify what you mean by "delivered items" and how these relate to the recognition period of the estimated customer life. Please also tell us how you determined that recognizing revenue over the "estimated customer life" is appropriate for the multiple-element "arrangement"(s) with delivered items that do not have stand-alone value.

Segment Data, page 57

2.	We note that in your fourth quarter 2014 and first quarter 2015 earnings calls, you provide, for each line of cloud service, the cloud service revenue as a percentage of total revenue. Please tell us what consideration was given to disclosing this information. Refer to ASC 280-10-50-40.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant